Term sheet No. 393B
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement B dated April 28, 2008

Registration Statement No. 333-137902
Dated May 16, 2008; Rule 433

Deutsche Bank

Deutsche Bank AG, London Branch

$

Leveraged Upside Securities Linked to the Deutsche Bank X-Alpha USD Excess Return® Index due on or about November 23*, 2009

General

- Leveraged Upside Securities Linked to the Deutsche Bank X-Alpha USD Excess Return® Index (the "**Securities**")† are designed for investors who seek a return on the appreciation, if any, of the Deutsche Bank X-Alpha USD Excess Return® Index (the "**Index**") at maturity. Investors should be willing to forgo interest and dividend payments during the term of the Securities and be willing to lose some or all of their principal if the Index Return is negative.
- The Securities are the senior unsecured obligations of Deutsche Bank AG due on or about November 23*, 2009.
- Denominations of $1,000.
- Minimum initial investments of $1,000 and integral multiples of $1,000 in excess thereof.
- The Securities are expected to price on or about May 20*, 2008 and are expected to settle three business days later on or about May 23*, 2008 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA to notes, such as the Securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.†
Index:	The Deutsche Bank X-Alpha USD Excess Return® Index (the "**Index**").
Participation Rate:	120%-130% (to be determined on the Trade Date)
Payment at Maturity:	If the Index Return is positive your payment at maturity will be calculated as follows: $1,000 + ($1,000 x Participation Rate x Index Return) If the Index Return is zero or negative your payment at maturity will be calculated as follows: $1,000 + ($1,000 x Index Return)
Index Return:	$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$
Index Starting Level:	The Index closing level on the Trade Date
Index Ending Level:	The Index closing level on the Final Valuation Date
Trade Date:	May 20*, 2008
Final Valuation Date:	November 18*, 2009, subject to postponement in the event of a market disruption event (as described in the accompanying product supplement under "General Terms of the Securities – Adjustments to Valuation Dates").
Maturity Date:	November 23*, 2009, subject to postponement in the event of a market disruption event (described below) and as described in the accompanying product supplement under "General Terms of Securities – Consequences for Adjustments to Valuation Date." ††
CUSIP:	2515A0LH4
ISIN:	US2515A0LH40

*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

† A credit rating is not a recommendation to buy, sell, or hold the Securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.

†† In the event the Final Valuation Date is postponed due to a market disruption event, the Maturity Date will be the third business day after the Final Valuation Date as postponed.

Investing in the securities involves a number of risks. See "Risk Factors" in the accompanying product supplement B for risks related to investing in the Securities and "Selected Risk Considerations" commencing on page TS-4 of this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of any Securities, and you will be asked to accept such changes in connection with your purchase of the Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this term sheet, the accompanying prospectus, the prospectus supplement, product supplement B, or underlying supplement 14/A. Any representation to the contrary is a criminal offense.

Offering of Securities	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$	$	$
Total	$	$	$

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Deutsche Bank Securities **Deutsche Bank Trust Company Americas**

Additional Terms Specific to the Securities

- You should read this term sheet, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement B dated April 28, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement B dated April 28, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508093422/d424b21.pdf
    - Underlying supplement 14/A dated February 28, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508041971/d424b21.pdf
    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm
    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**," or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- In this term sheet, "Securities" refers to each offering of Leveraged Upside Securities that are offered hereby, unless the context otherwise requires. This term sheet, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:
- You believe that the Index will appreciate over the term of the Securities.
- You are willing to make an investment that is exposed to the full downside performance risk of the Index.
- You are willing to forgo dividends paid on the stocks included in the Index.
- You do not seek current income from this investment.
- You are willing and able to hold the Securities to maturity.
- You are willing to invest in securities for which there may be little or no secondary market.

The Securities may not be suitable for you if:
- You do not believe the Index will appreciate over the term of the Securities.
- You are unwilling to make an investment that is exposed to the full downside performance risk of the Index.
- You prefer to receive the dividends paid on any stocks included in the Index.
- You seek current income from this investment.
- You are unable or unwilling to hold the Securities to maturity.
- You seek an investment for which there will be an active secondary market.

Determining Payment at Maturity for Each Offering Per $1,000 Security Face Amount



The percentage change from the Index Starting Level to the Index Ending Level

Yes

You will receive your initial investment plus an amount based on a multiple of the Index Return calculated as follows:

$1,000 + ($1,000 x Participation Rate x Index Return)

No

You will receive your initial investment reduced by the Index Return, calculated as follows:
$1,000 + ($1,000 x Index Return)

In this scenario, you could lose some or all of your initial investment depending on how much the Index declines.

Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a range of performance for the Index from +30% to -30% and a Participation Rate of 125%. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.



Hypothetical X-Alpha Index Ending Level (as a % of Index Starting Level)

Example 1 – On the Final Valuation Date, the Index Ending Level is 6.00% above the Index Starting Level. Since the Index Return is 6.00%, you will receive 125% of the Index Return, or an 7.50% total return, and the payment at maturity per $1,000 Security face amount will be calculated as follows: $1,000 + ($1,000 x (125.00% x 6.00%)) = $1,075.00.

Example 2 – On the Final Valuation Date, the Index Ending Level is 30.00% below the Index Starting Level. Since the Index Return is -30.00%, your investment will be fully exposed to the decline of the Index and your payment at maturity per $1,000 Security face amount will be calculated as follows: $1,000 + ($1,000 x -30.00%) = $700.00.

Certain Tax Consequences – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe it is reasonable to treat the Securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your Securities, other than pursuant to a sale or exchange, and your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. It is possible, for instance, that the Securities could be treated as debt instruments issued by us with consequences described under "Certain U.S. Federal Income Tax Consequences" of the accompanying product supplement. Alternatively, each quarterly reconstitution of the Index might be treated as a taxable event giving rise to short-term capital gain or loss equal to the difference between your tax basis in a Security and its fair market value. In addition, future changes, if any, to the methodology for calculating the Index might be treated as a taxable event. It is also possible that part or all of your gain on the Securities might be treated as ordinary income. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement B. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities offered hereby.

- **Full market risk** – You may lose some or all of your initial investment. The Securities do not guarantee any return of your initial investment and are fully exposed to any decline in the level of the Index (as measured by the Index Return). For every 1% decline in the Index, you will lose 1% of your initial investment at maturity.

- **Credit of issuer** – An investment in the Securities is subject to the credit risk of Deutsche Bank AG and the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the Securities.

- **No periodic coupon payments, dividend payments or voting rights** – As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index Constituents (as defined below) would have.

- **Securities not the same as the Index** – Owning the Securities is not the same as owning the stocks composing the Index or a security directly linked to the performance of the Index.

- **Limited liquidity** – The Securities offered hereby will not be listed and there will not be an active secondary trading market.

- **Price prior to maturity** – The market price for the Securities will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks composing the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

- **Impact of fees on secondary market prices** – Generally, the price of the Securities in the secondary market is likely to be lower than $1,000 per Security face amount on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the Securities.

- **The Index has limited performance history** – Publication of the Index began on October 3, 2006. Therefore, the Index has very limited performance history, and no actual investment which allowed a tracking of the performance of the Index was possible before that date. In addition, effective July 17, 2007, the methodology for the calculation of the Index was changed by the Index Sponsor. For this reason, the actual performance history of the Index for the dates between October 3, 2006 and July 17, 2007 does not reflect the methodology currently in use for the calculation of the Index.

- **An investment linked or related to the Index will not be the same as an investment in any DB Regional Style Index, the Benchmark Index with which it is paired or in any of their underlying components** – The Index closing level on any trading day will depend on the performance, in relation to each pair of Index Constituents which consists of a DB Regional Style Index and a Benchmark Index (each, an "**Index Constituent Pair**"), of each DB Regional Style Index compared to the Benchmark Index with which it is paired. If the overall performance of the DB Regional Style Indices compared to the Benchmark Indices, when measured by reference to each Index Constituent Pair, is positive, the Index closing level will rise. Conversely, if the overall performance of the DB Regional Style Indices compared to the Benchmark Indices, when measured by reference to each Index Constituent Pair, is negative, the Index closing level will fall. Therefore, whether or not the Index closing level rises or falls depends not only on whether or not the levels of any of the DB Regional Style Indices and/or the Benchmark Indices rise or fall but rather on the overall comparative performance of the DB Regional Style Indices to the relevant Benchmark Indices when measured by reference to each Index Constituent Pair. **You should, therefore, carefully consider the composition and calculation of each DB Regional Style Index and each Benchmark Index which together form each Index Constituent Pair**.

- **The value of the Index is based upon the return of each Index Constituent Pair. If the return of a DB Regional Style Index is positive but is less than the return of a Benchmark Index with which it is paired, the overall return of the relevant Index Constituent Pair will be negative** – The value of the Index is based upon the performance of each DB Regional Style Index relative to that of the Benchmark Index with which it is paired. Even if a DB Regional Style Index achieves a positive return, the Index Constituent Pair of which it is a member could achieve a negative return if the Benchmark Index included in such Index Constituent Pair achieves a greater positive return.

- **The Index Constituent Pairs are not equally weighted in the X-Alpha Model** – The Index Constituent Pairs are assigned different weightings in the X-Alpha Model as described in "The Deutsche Bank X-Alpha USD Excess Return® Index" in this term sheet and in "The Deutsche Bank X-Alpha USD Excess Return® Index – Index Constituent Pairs" in the accompanying underlying supplement. One consequence of the unequal weighting of the Index Constituent Pairs is that the same return generated by two Index Constituent Pairs, whether positive or negative, may have a different effect on the performance of the Index.

- **Returns generated by the Index Constituent Pairs may offset each other** – At a time when some of the Index Constituent Pairs generate positive returns, other Index Constituent Pairs may generate positive returns that are smaller or they may generate returns that are negative. As a result, positive returns generated by one or more Index Constituent Pairs may be moderated or more than offset by smaller positive returns or negative returns generated by the other Index Constituent Pairs, particularly if the Index Constituent Pairs that generate positive returns are assigned relatively low weightings in the X-Alpha Model.

- **The returns of the Index Constituent Pairs will be exposed to fluctuations in exchange rates** – For the purposes of determining the returns of the Index Constituent Pairs, the currency in which any DB Regional Style Index or Benchmark Index is expressed (if such currency is not U.S. dollars) will be converted into U.S. dollars at the relevant spot exchange rate on each trading day. As a result, any positive or negative return that is generated as a result of the performance of a DB Regional Style Index compared to that of a Benchmark Index with which it is paired is exposed to fluctuations in the exchange rate between the U.S. dollar and the currency in which such DB Regional Style Index and such Benchmark Index are publicly quoted. In addition, appreciation of the U.S. dollar against the currencies of such indices would have the effect of reducing the impact of positive excess returns from the relevant Index Constituent Pairs.

- **The actual experienced volatility of each Index Constituent Pair and the X-Alpha Model may not equal target volatility, which may have a negative impact on the performance of the Index** – As described in "The Deutsche Bank X-Alpha USD Excess Return® Index" in this term sheet and in "The Deutsche Bank X-Alpha USD Excess Return® Index – Calculation and Reconstitution of the Index" in the accompanying underlying supplement, the weighting of each Index Constituent Pair in the X-Alpha Model is adjusted to target a volatility level of 8%. Because this adjustment is based on recently experienced volatility and is subject to a minimum of 50% and a maximum of 150%, the actual volatility realized on the Index Constituent Pairs and the X-Alpha Model will not necessarily equal the volatility target. If returns on the Index Constituent Pairs or the X-Alpha Model coincide with volatility higher than the target, the Index would be exposed less to such returns than if the volatility targeting had not been done. If returns on Index Constituent Pairs or the X-Alpha Model coincide with volatility lower than the target, the Index would be exposed more to such returns than if the volatility targeting had not been done. Such adjustments may have a negative impact on the performance of the Index.

- **The calculation of the Index closing level will include a deduction of the borrow fee** – On each trading day, the calculation of the Index closing level will include a deduction of the Borrow Fee to defray transaction costs incurred in relation to the Index on such day, as described in "The Deutsche Bank X-Alpha USD Excess Return® Index – Index Costs" in the accompanying underlying supplement.

- **We are one of the companies that make up the Dow Jones EURO Stoxx 50 total return Index™, and our common stock may be included in two of the DB Regional Style Indices, but we are not affiliated with any other company included in the Dow Jones EURO Stoxx 50 Total Return Index™, any other Benchmark Index or any DB Regional Style Index** – We are one of the companies that make up the Dow Jones EURO STOXX 50 Total Return Index™, and our common stock may be included in two of the DB Regional Style Indices, but we are not affiliated with any of the other companies whose stocks are included in the Dow Jones EURO STOXX 50 Total Return Index™, any of the other Benchmark Indices or any of the DB Regional Style Indices. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying any of the Benchmark Indices, the DB Regional Style Indices or your securities. None of the money you pay us will go to the respective sponsors of the Benchmark Indices (the "**Benchmark Index Sponsors**") or to any of the other companies included in the Benchmark Indices or the DB Regional Style Indices, and none of those companies will be involved in the offering of the securities in any way. Neither those companies nor the Benchmark Index Sponsors will have any obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities.

- **Deutsche Bank AG, London branch, as the sponsor of each DB Regional Style Index, and each Benchmark Index Sponsor may adjust the relevant index in a way that affects its level** – Deutsche Bank AG, London Branch, as the sponsor of each DB Regional Style Index (the "**DB Regional Style Index Sponsor**") and each Benchmark Index Sponsor are responsible for calculating and maintaining the DB Regional Style Indices and the Benchmark Indices, respectively. The DB Regional Style Index Sponsor and any Benchmark Index Sponsor can add, delete or substitute a component stock of a DB Regional Style Index or a Benchmark Index, as the case may be, or make methodological changes that could affect the level of the relevant index. You should realize that any changes in the DB Regional Style Index components or the Benchmark Index components may affect the relevant DB Regional Style Index or Benchmark Index, as the case may be, and may therefore affect the Index, as any newly added component stock may perform significantly better or worse than the component stock it replaces. Additionally, the DB Regional Style Index Sponsor and any Benchmark Index Sponsor may alter, discontinue or suspend calculation or dissemination of the relevant index. Any of these actions could adversely affect the value of your securities. The DB Regional Style Index Sponsor and the Benchmark Index Sponsors have no obligation to consider your interests in calculating or revising the relevant indices.

- **Potential conflicts of interest exist because the issuer, the calculation agent for the securities, the Index Sponsor and the DB Regional Style Index Sponsor are the same legal entity** – Deutsche Bank AG is the Issuer of the securities, the calculation agent for the securities, the Index Sponsor and the DB Regional Style Index Sponsor. As the Index Sponsor and the DB Regional Style Index Sponsor, Deutsche Bank AG carries out calculations necessary to promulgate the Index and each of the DB Regional Style Indices and maintains some discretion as to how such calculations are made. In particular, the Index Sponsor and the DB Regional Style Index Sponsor have discretion in selecting among methods for calculating the Index and each of the DB Regional Style Indices, respectively, in the event that the regular means of determining the values of the components of the Index or any of the DB Regional Style Indices, as the case may be, are unavailable at the time such determinations are scheduled to take place. The Index Sponsor also has discretion to make changes in the reconstitution periods for the Index, and the DB Regional Style Index Sponsor has discretion under certain circumstances in selecting the component stocks of each DB Regional Style Index. There can be no assurance that any determinations made by Deutsche Bank AG in these various capacities will not affect the levels of the Index or any DB Regional Style Indices or the value of the securities. Because determinations made by Deutsche Bank AG in these roles may affect your payment at Maturity, potential conflicts of interest may exist between Deutsche Bank AG and you.

- **Potential Deutsche Bank AG impact on price** – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks composing the Index, may adversely affect the market value of the stocks composing the Index, the level of the Index, and, therefore, the market value of the Securities.

- **Potential conflict of interest** – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can adjust the calculation of the Index Return if a market disruption event occurs on any of the Averaging Dates.

- **Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG** – Deutsche Bank AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the offering of the Securities. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the offering of the Securities.

- **Unclear Tax Consequences** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Deutsche Bank X-Alpha USD Excess Return® Index

The following is a brief summary of the Deutsche Bank X-Alpha USD Excess Return® Index and must be read together with the description of the Deutsche Bank X-Alpha USD Excess Return® Index in the accompanying underlying supplement.

The Deutsche Bank X-Alpha USD Excess Return Index (the "**Index**") uses a rules-based, mathematical model (the "**X-Alpha Model**") that reflects the performance of eight proprietary equity indices (the "**DB Regional Style Indices**") maintained by Deutsche Bank AG, London Branch (the "**Index Sponsor**") relative to the performance of four well known regional equity benchmark indices maintained by third-party sponsors (collectively, the "**Benchmark Indices**" and, together with the DB Regional Style Indices, the "**Index Constituents**"). The regional focus of the Index is the Euro Zone, the United States, Japan and the United Kingdom. For each of these regions, two DB Regional Style Indices (one that seeks to identify, from a growth perspective, high short-term earnings momentum stocks (the "**growth stocks**") and another that seeks to identify, from a value perspective, low price-earnings ratio or high dividend yielding stocks (the "**value stocks**")) are each paired with a Benchmark Index, for a total of eight index pairs (each, an "**Index Constituent Pair**"). Each DB Regional Style Index and each Benchmark Index with which it is paired is described under "Additional Information Relating to the DB Regional Style Indices" and "Additional Information Relating to the Benchmark Indices," respectively, in the accompanying underlying supplement. The eight Index Constituent Pairs are as follows:

Index Constituent Pairs

DB Regional Style Index	Benchmark Index	Regional Weighting
The Euro Zone		
The DB Euro Value Total Return Index	The Dow Jones EURO STOXX 50 Total Return Index™	15%
The DB Euro Growth Total Return Index	The Dow Jones EURO STOXX 50 Total Return Index™	15%
The United States		
The DB U.S. Value Total Return Index	The S&P 500® Total Return Index	25%
The DB U.S. Growth Total Return Index	The S&P 500® Total Return Index	25%
Japan		
The DB Japan Value Total Return Index	The TOPIX 100® Total Return Index	5%
The DB Japan Growth Total Return Index	The TOPIX 100® Total Return Index	5%
The United Kingdom		
The DB U.K. Value Total Return Index	The FTSE 100® Total Return Index	5%
The DB U.K. Growth Total Return Index	The FTSE 100® Total Return Index	5%

The return of each Index Constituent Pair is determined based on the return of the relevant DB Regional Style Index compared to the return of the relevant Benchmark Index. The X-Alpha Model, in turn, reflects a weighted return in U.S. dollars of the eight Index Constituent Pairs. The weighting of each Index Constituent Pair in the X-Alpha Model is based on two components. First, each Index Constituent Pair is assigned a regional weighting, which is specified in the table above. Second, each Index Constituent Pair receives a volatility weighting, which is calculated every three months during the Index reconstitution process and is based on the comparison of the actual volatility experienced by such Index Constituent Pair and the X-Alpha Model as a whole to the target volatility of 8%, subject to a minimum of 50% and a maximum of 150%. During the Index reconstitution process, the overall weighting of each Index Constituent Pair in the X-Alpha Model is determined by multiplying the regional weighting for such Index Constituent Pair by the volatility weighting for such Index Constituent Pair. The Index reconstitution process is described under "The Deutsche Bank X-Alpha USD Excess Return Index — Calculation and Reconstitution of the Index" in the accompanying underlying supplement.

Each of the DB Regional Style Indices is described under "Additional Information Relating to the DB Regional Style Indices" in the accompanying underlying supplement.

As of May 14, 2008, each DB Regional Style Index had the following components:

The DB Euro Value Total Return Index

Name	Weight	Country
ACCOR	5.58	France
AEGON	5.24	Netherlands
ALLIED IRISH BANKS	4.74	Ireland
BCO BILBAO VIZCAYA ARGENTARIA	5.27	Spain
BANK OF IRELAND	4.38	Ireland
BNP PARIBAS	5.61	France
CREDIT AGRICOLE	4.98	France
DEUTSCHE BANK R	4.89	Germany
DEXIA	4.55	Belgium
DEUTSCHE TELEKOM	4.62	Germany

Name	Weight	Country
ENEL	4.69	Italy
ENI	5.32	Italy
FRANCE TELECOM	4.49	France
ING GROEP	5.53	Netherlands
INTESA SANPAOLO	4.76	Italy
PORTUGAL TELECOM R	5.03	Portugal
SAMPO PLC	5.21	Finland
GROUPE SOCIETE GENERALE	4.66	France
TELECOM ITALIA	4.79	Italy
UPM KYMMENE	5.69	Finland

The DB Euro Growth Total Return Index

Name	Weight	Country
ACCOR	5.70	France
ALSTOM	5.24	France
BAYER	5.47	Germany
REED ELSEVIER NV	4.85	Netherlands
E.ON	5.09	Germany
FIAT	5.72	Italy
FRANCE TELECOM	4.58	France
INBEV SA	4.04	Belgium
INTESA SANPAOLO	4.86	Italy
KPN	4.79	Portugal
LAGARDERE S.C.A.	4.70	France
MAN	5.14	Germany
NOKIA	4.25	Finland
PEUGEOT	4.49	France
PHILIPS ELECTRONICS	4.64	Netherlands
PORSCHE PREF	5.45	Germany
BANCO DE SABADELL SA	5.06	Spain
SAMPO PLC	5.32	Finland
TELEFONICA	4.96	Spain
VOLKSWAGEN	5.67	Germany

The DB U.S. Value Total Return Index

Name	Weight
ACE LTD	3.44
ALLSTATE CP	3.30
ANADARKO PETE	3.56
BANK OF AMERICA	3.08
BB CORPORATION	3.44
CHUBB CORP	3.35
CAP ONE FINAN	3.23
CONOCOPHILLIPS	3.47
CHEVRON	3.46
DOMINION RES INC	3.52
FIFTH THR BNCP	2.90
GOLDM SACHS GRP	3.60
HALLIBURTON CO	3.79
HOME DEPOT INC	3.40
HARTFORD FINL	3.13
INTL PAPER CO	2.57
JPMORGAN CHASE & CO	3.77
LEHMAN BROS	3.04
LINCOLN NATL	3.39
LOEWS CORP	3.69
METLIFE INC	3.30
MARATHON OIL	3.09
NOBLE CORP	3.79
PROGRESSIVE CORP	3.63

Name	Weight
PRUDENTIAL FINL	3.28
REGIONS FINANCL	3.11
TRANSOCEAN INC	3.24
THE TRAVELERS CO	3.40
VALERO ENERGY	2.89
WACHOVIA CORP	3.14

The DB U.S. Growth Total Return Index

Name	Weight
APPLE COMP INC	4.35
ABBOTT LABS	3.15
AES CORPORATION	3.34
AMERICAN TOWER CORP-CL A	3.61
AMAZON COM	3.23
AON CORP	3.45
BOEING CO	3.40
BIOGEN IDEC	3.07
CELGENE CORP	3.18
DOMINION RES INC	3.43
EMC CORP	3.31
EXELON CORP	3.14
FLUOR CORP	3.98
HALLIBURTON CO	3.70
SUN MICROSYSTEMS INC	2.36
L-3 COMMS HLDGS	3.03
METLIFE INC	3.22
MEDCO HLTH SOLN	3.45
NOBLE ENERGY INC	3.74
NOBLE CORP	3.70
NTL OILWELL VARC	3.61
NYSE EURONEXT	3.50
PUBLIC SERVICE ENTERPRISE GP	2.81
PUBLIC STORAGE	3.05
TRANSOCEAN INC	3.16
SCHLUMBERGER LTD	3.63
THERMO FISHER SC	3.17
TEXTRON INC	3.50
MEMC ELECTRONIC MATERIALS	2.53
WILLIAMS COS INC	3.18

The DB Japan Value Total Return Index

Name	Weight
ASAHI KASEI	4.92
MITSUB CHEM HLDG	5.07
NIPPON OIL	4.99
NIP STEEL CORP	4.96
SUMITOMO MTL IND	4.53
KOBE STEEL	4.39
JFE HOLDINGS	5.88
NISSAN MOTOR CO LTD	4.72
TOYOTA MOTOR CORP	4.08
HONDA MOTOR CO LTD	4.68
ITOCHU CORP	4.84
MARUBENI	5.18
MITSUI CO LTD	5.08
TOKYO ELECTRON	4.75
SUMITOMO CORP	4.62
RESONA HOLDINGS	5.28

Name	Weight
MITSUI TRUST HLD	4.74
ORIX CORP	6.09
SOMPO JAPAN INSURANCE INC	6.04
MITSUI OSK LINES	5.17

The DB Japan Growth Total Return Index

Name	Weight
SEVEN & I HLDG	5.82
MITSUB CHEM HLDG	5.13
TAKEDA PHARM	4.82
ASTELLAS PHARMA	4.43
FUJI PHOTO FILM JAPAN	4.85
BRIDGESTONE CORP	4.82
ASAHI GLASS	5.07
SUMITOMO ELEC	4.10
KOMATSU	5.61
DAIKIN INDS	5.58
SONY CORP	4.54
TDK CORPORATION	4.48
MITSUBISHI HVY	4.62
NINTENDO CO LTD	5.40
TOKYO ELECTRON	4.80
SUMITOMO CORP	4.67
SOMPO JAPAN INSURANCE INC	6.11
MILLEA HOLDINGS INC	5.62
MITSUI OSK LINES	5.23
SOFTBANK	4.32

The DB U.K. Value Total Return Index

Name	Weight
ALLIANCE & LEICS	4.93
AVIVA	5.82
BARCLAYS	4.64
BRITISH AIRWAYS	3.98
CAIRN ENERGY PLC	6.43
ENTERPRISE INNS	5.60
HBOS	3.82
HAMMERSON	4.51
3I GROUP PLC	4.80
KAZAKHMYS	6.13
LAND SECURITIES	4.87
LEGAL + GENERAL GRP	5.03
LIBERTY INTL	4.84
LLOYDS TSB GRP	5.05
PERSIMMON	4.06
ROYAL BANK OF SCOTLAND GRP	4.63
ROYAL DTCH SHL A	5.82
ROYAL DUTCH SHELL B	5.84
RESOLUTION	5.35
TAYLOR WIMPEY PLC	3.86

The DB U.K. Growth Total Return Index

Name	Weight
ASSOCIATED BRIT FOODS	5.22
BAE SYSTEMS	5.06
CARPHONE WAREHOUSE GRP	4.22
CABLE & WIRELESS	4.77
FIRSTGROUP	4.78
3I GROUP PLC	4.80

Name	Weight
INTERNATIONAL POWER	5.25
KINGFISHER	5.66
LONDON STOCK EXCHANGE	3.54
MARKS & SPENCER GROUP PLC	4.80
MORRISON (WILLIAM) SUPERMARK	4.87
RECKITT BENCKISER GROUP PLC	5.44
ROYAL DUTCH SHELL B	5.84
SAINSBURY (J)	5.14
SCHRODERS	5.75
SMITHS GROUP PLC	5.13
SCOTTISH & SOUTHERN ENERGY	4.67
SEVERN TRENT	5.07
THOMAS COOK GROUP PLC	4.55
XSTRATA PLC	5.43

Historical Information

The following graphs set forth the historical performance of the Index, the DB Regional Style Indices and the Benchmark Indices based on the daily Index closing levels from October 22, 1996 (the Index inception date) through May 15, 2008. The Index closing level on May 15, 2008 was 2,011.88. The closing level of the DB Euro Value Total Return Index on May 15, 2008 was 14,262.82. The closing level of the DB Euro Growth Total Return Index on May 15, 2008 was 10,531.22. The closing level of the Dow Jones EURO STOXX 50 Total Return Index™ on May 15, 2008 was 5,764.43. The closing level of the DB U.S. Value Total Return Index on May 15, 2008 was 9,627.47. The closing level of the DB U.S. Growth Total Return Index on May 15, 2008 was 7,637.88. The closing level of the S&P 500® Total Return Index on May 15, 2008 was 2,253.76. The closing level of the DB Japan Value Total Return Index on May 15, 2008 was 4,805.47. The closing level of the DB Japan Growth Total Return Index on May 15, 2008 was 1,871.95. The closing level of the TOPIX 100® Total Return Index on May 15, 2008 was 1,175.28. The closing level of the DB U.K. Value Total Return Index on May 15, 2008 was 7,038.25. The closing level of the DB U.K. Growth Total Return Index on May 15, 2008 was 4,762.09. The closing level of the FTSE 100® Total Return Index on May 15, 2008 was 3,699.11.

The Index has existed only since October 3, 2006. The historical performance data below from October 3, 2006 through May 15, 2008 represent the actual performance of the Index. The historical performance data from October 22, 1996 to September 29, 2006 reflect a retrospective calculation of the levels of the Index using archived data and the original methodology for the calculation of the Index as described in "The Deutsche Bank X-Alpha USD Excess Return® Index — Change in Methodology" in the accompanying underlying supplement. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the Index was possible at any time prior to October 3, 2006.** The values used to calculate the graphs below are standardized levels of the respective indices, set at a level of 1,000 on October 22, 1996 to allow comparison of the DB Regional Style Indices and the Benchmark Indices. The actual levels of the Indices on any day will not be based on this standardization.

The Index closing levels reflected in the graph below for the period from July 17, 2007 through May 15, 2008 were based on the new methodology for the calculation of the Index as described under "The Deutsche Bank X-Alpha USD Excess Return® Index — Change in Methodology" in the accompanying underlying supplement. The Index closing levels reflected in the graph below for the period from October 22, 1996 through July 16, 2007, were based on the original methodology for the calculation of the Index as described under "The Deutsche Bank X-Alpha USD Excess Return® Index — Change in Methodology" in the accompanying underlying supplement and have not been restated. As described in "The Deutsche Bank X-Alpha USD Excess Return® Index — Change in Methodology" in the accompanying underlying supplement, **the new methodology for the calculation of the Index would have resulted in lower Index closing levels and annualized return if it had been applied for the period from October 22, 1996 through July 16, 2007**. For example, a retrospective calculation of the Index closing level for July 16, 2007 based on the new methodology results in an Index closing level of 2,073.74, compared to the actual Index closing level of 2,184.80 on that date. A retrospective calculation of the annualized return for the Index for the period from October 22, 1996 through July 16, 2007 based on the new methodology results in an annualized return of 7.03%, compared to a retrospectively calculated annualized return of 7.55% calculated based on the original methodology for the same time period.

Historical Performance of the Deutsche Bank X-Alpha USD Excess Return® Index



Source: Bloomberg

The DB Euro Value Total Return Index and the DB Euro Growth Total Return Index have existed only since July 1, 2002. The historical performance data below from July 1, 2002 through May 15, 2008 represent the actual performance of such indices. The historical performance data from October 22, 1996 to June 28, 2002 reflect a retrospective calculation of the levels of such indices using archived data and the same methodology as described in "Additional Information Relating to the DB Regional Style Indices" in the accompanying underlying supplement. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the DB Euro Value Total Return Index or the DB Euro Growth Total Return Index was possible at any time prior to July 1, 2002.**





The DB U.S. Value Total Return Index and the DB U.S. Growth Total Return Index have existed only since July 1, 2002. The historical performance data below from July 1, 2002 through May 15, 2008 represent the actual performance of such indices. The historical performance data from October 22, 1996 to June 28, 2002 reflect a retrospective calculation of the levels of such indices using archived data and the same methodology as described in "Additional Information Relating to the DB Regional Style Indices" in the accompanying underlying supplement. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the DB U.S. Value Total Return Index or the DB U.S. Growth Total Return Index was possible at any time prior to July 1, 2002.**





The DB Japan Value Total Return Index and the DB Japan Growth Total Return Index have existed only since November 1, 2002. The historical performance data below from November 1, 2002 through May 15, 2008 represent the actual performance of such indices. The historical performance data from October 22, 1996 to October 31, 2002 reflect a retrospective calculation of the levels of such indices using archived data and the same methodology as described in "Additional Information Relating to the DB Regional Style Indices" in the accompanying underlying supplement. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the DB Japan Value Total Return Index or the DB Japan Growth Total Return Index was possible at any time prior to November 1, 2002.**





The DB U.K. Value Total Return Index and the DB U.K. Growth Total Return Index have existed only since August 1, 2006. The historical performance data below from August 1, 2006 through May 15, 2008 represent the actual performance of such indices. The historical performance data from October 22, 1996 to July 31, 2006 reflect a retrospective calculation of the levels of such indices using archived data and the same methodology as described in "Additional Information Relating to the DB Regional Style Indices" in the accompanying underlying supplement. **All prospective investors should be aware that no actual investment which allowed a tracking of the performance of the DB U.K. Value Total Return Index or the DB U.K. Growth Total Return Index was possible at any time prior to August 1, 2006.**





The methodology and the models used for the constitution and retrospective calculation of the Index and the DB Regional Style Indices were developed with the advantage of hindsight. In reality it is not possible to invest with the advantage of hindsight.

The historical levels of the Index, the DB Regional Style Indices and the Benchmark Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing levels of the Index, the DB Regional Style Indices or the Benchmark Indices on the Expiration Date. We cannot give you assurance that the performance of the Index, the DB Regional Style Indices or the Benchmark Indices will result in the return of your initial investment.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes. Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the Securities against payment for the Securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in Securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.